Exhibit 99.3

SANDSTORM GOLD LTD.

(the “Company”)

ABRIDGEMENT CERTIFICATE

TO:	The Canadian Securities Regulatory Authorities in all of the provinces and territories of Canada

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

Reference is made to the special meeting of shareholders of the Company to be held on August 9, 2022 (the “Meeting”). The undersigned, Erfan Kazemi, the duly appointed Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity and without personal liability, intending that the same may be relied upon by you without further inquiry, that the Company:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 in connection with the Meeting.

The term “proxy-related materials” as used in this certificate shall have the meaning given to it in NI 54-101.

DATED as of this 13th day of July, 2022.

SANDSTORM GOLD LTD.

per:	(signed) Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer